767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

September 14, 2021

VIA EDGAR TRANSMISSION

Geoff Kruczek
Staff Attorney

Office of Manufacturing

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Sovos Brands, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 27, 2021 File No. 333-259110

Dear Mr. Kruczek:

On behalf of our client, Sovos Brands, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 8, 2021. In connection with such responses, the Company will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-259110) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Registration Statement on Form S-1 filed August 27, 2021

Authorized Capitalization, page 127

1.	Please reconcile the number of authorized preferred shares, as disclosed here, with the number authorized, as disclosed in Section 4.1 of Exhibit 3.1.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement accordingly.

Underwriting, page 137

2.	We note the added disclosure in the first paragraph on page 139 and on page 52 regarding underwriters and/or their affiliates who will receive a portion of the net proceeds. Please revise to clarify which underwriter and/or their affiliates will receive such proceeds and the amount. Also, if the offering will require a qualified independent underwriter as a result of the allocation of net proceeds, please revise to state so.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 52 and 145 of the Registration Statement. The Company respectfully advises the Staff that no underwriter will receive greater than 5% of the offering proceeds and as such, no qualified independent underwriter in accordance with FINRA Rule 5121 will be required in the offering.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Isobel Jones
Chief Legal Officer
Sovos Brands, Inc.

2